An Open Letter to Walter Hewlett

Walter B. Hewlett
The William and Flora Hewlett Foundation
525 Middlefield Road, Suite 200
Menlo Park, CA 94025

February 26, 2002

Dear Walter:

Your words and actions in recent weeks are not the words and actions of the Walter Hewlett each of us has known for many years. While we vigorously disagree with your views regarding the pending Compaq merger – and we know you disagree with ours – there is no reason for your increasingly strident attacks on HP and our CEO.

Each day your newspaper ads, press releases, press statements and letters grow more belligerent. Each day you move the debate further away from rational financial discourse. There are times we wonder whether the words and arguments are yours, or those of your advisors.

None of this, of course, is helpful to HP or its shareowners. None of this is helpful to the value of HP stock.

Let us cite a few examples:

You have tried, unsuccessfully, to portray your financial advisor, Friedman Fleischer & Lowe (FFL), as an independent third party providing an objective evaluation of the merger. You have said in SEC filings since December that FFL was engaged "to independently evaluate the proposed merger."[1] Since November, you have based all of your financial arguments on information provided to you by FFL. But it was not until early February that you revealed that FFL stands to reap a bonus payment of $12,000,000 if they can help you gather up enough votes to defeat the merger.[2] You say that FFL is "independent," but they are not. You should know that this is wrong.

You have flip-flopped repeatedly on whether you have a viable alternative to the Compaq merger, and if so, exactly what it is. One day we read you do not have a plan, the next day we read that you do, and a third day we read that what you have are "guiding principles." You must know that this is not helpful to HP's shareowners.

You have misrepresented this Board's deliberative process repeatedly, starting with your remarkable denial of the fact that we, as a Board, have been reviewing strategic alternatives over the past 2 1/2 years. You have not disclosed that you fully concurred with the Board's past decisions to reject exiting the PC business and spinning-off the imaging and printing business. You have mischaracterized the circumstances surrounding your voting decision on the merger. You know the importance this Board places on good governance and your attacks on our processes are unfair and misleading.

You have tried, unsuccessfully, to drive a wedge between our CEO and the Board of Directors. We have been, as you well know, unequivocal in our support for her and your calls for her departure from HP are baseless and irresponsible.

All of us, including you, as directors of HP with fiduciary duties to all shareowners, must guard against getting to the point where we are prepared to say anything in order to win. We must present the facts candidly and fairly, and let HP's shareowners make their decisions on a fully informed basis. We have followed this course throughout this difficult period. We hope you will choose to do the same.

Signed,

Philip M. Condit

Patricia C. Dunn

Richard A. Hackborn

Sam Ginn

George A. Keyworth II

Robert E. Knowling Jr.

Members of the HP Board



i n v e n t

[1,2] SEC Filings
For important information about the merger, see HP's registration statement on Form S-4, dated February 5, 2002, which is available free of charge on the SEC's website at www.sec.gov. This advertisement contains forward-looking statements, such as future cost-savings, earnings growth, and profitability, which are based upon a number of assumptions. These forward-looking statements are subject to risks and uncertainties, including the risks described in HP's registration statement referred to above. If any of these risks or uncertainties materialize, actual results could differ materially from the expectations in these forward-looking statements.

©2002 Hewlett Packard Company